

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 4, 2005

GEORGIA-PACIFIC CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Georgia	001-03506	93-0432081
(State or Other Jurisdiction of Incorporation)	(Commission File Number	(IRS Employer Identification Number)

133 Peachtree Street, N.E., Atlanta, Georgia	30303
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code: (404) 652-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Securities Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Georgia-Pacific Corporation today said that it was clarifying disclosures made in its filings on Form 8-K filed with the Securities and Exchange Commission on June 7, June 21 and June 24, 2005. In those filings it disclosed that the Internal Revenue Service had finally determined that interest payable on two series of tax-exempt bonds (known as the Series 157 and Series 168 bonds) issued by the State of Oregon on September 12, 1995 and December 14, 1995, respectively, to finance portions of the cost of solid waste disposal facilities at Georgia-Pacific's Toledo, Oregon mill was taxable, and that the IRS intended to proceed to tax the bondholders on interest received by them. As previously disclosed, the Series 168 bonds were refunded on December 18, 1998 and are not outstanding.

Georgia-Pacific said that it had determined, and had advised the IRS, that the Series 157 bonds issued on September 12, 1995 had been reissued for federal income tax purposes on January 17, 1996 as $43.5 million of fixed rate bonds. These bonds, which are also referred to as Series 157 bonds, remain outstanding. Thus, the IRS's determination of taxability with respect to the Series 157 bonds in fact relates only to bonds which for federal income tax purposes were redeemed on January 17, 1996 and are no longer outstanding.

The IRS has stated that it does not intend to commence an examination of the outstanding Series 157 bonds, but that it nevertheless intends to proceed with its efforts to tax the holders of such bonds. Georgia-Pacific confirmed its earlier statement that if the IRS does in fact tax interest paid on such bonds, it will take steps to ensure that the holders of such bonds will be made whole with respect to any federal tax liability which may ultimately and actually be incurred by them.

Georgia-Pacific said that it has had several meetings with the IRS to attempt to resolve issues relating to the taxability of the fixed rate Series 157 bonds issued in 1996, as well as all outstanding issues of tax-exempt bonds which are under examination by the IRS and have been described in the Company's prior filings on Form 8-K. Georgia-Pacific said that it expects to meet again with officials of the IRS within the next two weeks to continue these discussions. Its objective is to reach an acceptable settlement of all issues raised by the IRS concerning the tax-exempt status of all such bonds which will protect the interests of Georgia-Pacific and the bondholders.

Georgia-Pacific reiterated that it has carefully reviewed the use of proceeds of these various bond issues, and believes they all were issued in compliance with applicable sections of the Internal Revenue Code and IRS regulations in effect at the time of issuance. It said that it is continuing to prepare to litigate these issues with the IRS if no acceptable settlement can be reached.

Georgia-Pacific does not anticipate that any actions it may take in connection with these matters, including making bondholders whole with respect to any federal tax liability actually incurred by them, or the potential settlement of the IRS claims, would have a material adverse effect on its consolidated financial condition, although it is possible that the effect could be material to its consolidated results of operations for an individual reporting period.

Some of the matters discussed in this Form 8-K concerning future events or circumstances, including the tax-exempt status of bonds that are under IRS examination and any settlement with the IRS, constitute forward-looking statements, and are based upon Georgia-Pacific's current expectations and beliefs concerning such events or circumstances. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on information known today and speak only as of the date of this filing. Actual events or circumstances may differ materially as a result of a number of factors, many of which are outside the control of Georgia-Pacific, including, among other things, determinations of the IRS regarding the tax-exempt status of bonds under examination or other series of bonds issued to finance solid waste recycling and disposal facilities at other Georgia-Pacific mills, the willingness of the IRS to enter into a settlement or settlements with Georgia-Pacific on acceptable terms, if at all, and the applicability to Georgia-Pacific of IRS regulations or court decisions involving bonds issued for similar purposes on behalf of other companies, which may establish precedents regarding the taxability of such bonds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 8, 2005

GEORGIA-PACIFIC CORPORATION

By: /s/ WILLIAM C. SMITH III
Name: William C. Smith III
Title: Secretary